SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For The Year Ended December 31, 2007

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For The Transition Period from              to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY

DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

Explanatory Note:

This Form 11-K/A has been filed to correct typographical errors in the Report of Independent Registered Public Accounting Firm and Statements of Net Assets Available for Benefits.

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

		Page
(a)	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	3

	Notes to Financial Statements	4 - 8

	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10

		Exhibit Number
(b)	1. Consent of Independent Registered Public Accounting Firm with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2007	23.1

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Handleman Company Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of Handleman Company Salary Deferral Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan

June 26, 2008

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS
Investments, at fair value:
Handleman Stock Fund	$423,218	$1,932,541
Mutual funds	28,686,660	27,614,046
Money market funds	3,198,112	2,753,269
Participant loans	611,242	670,689

Total investments	32,919,232	32,970,545
Receivables:
Employee contributions	63,515	70,656
Employer contributions	873,356	24,703

Total receivables	936,871	95,359

NET ASSETS AVAILABLE FOR BENEFITS	$33,856,103	$33,065,904

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2007

ADDITIONS
Additions to net assets attributed to:
Investment Income
Dividend and interest income	$2,325,572
Net depreciation in fair value of investments	(343,267)

Net investment income	1,982,305
Contributions:
Employer contributions	1,922,164
Employee contributions	2,403,815

Total contributions	4,325,979

Total additions	6,308,284

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	5,493,120
Administrative expenses	24,965

Total deductions	5,518,085

Net increase	790,199
Net assets available for benefits at beginning of year	33,065,904

Net assets available for benefits at end of year	$33,856,103

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

A.	General. The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of Handleman Company (the “Company”) and subsidiaries and affiliates that have adopted the Plan who have two months of service. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

B.	Contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

Through December 31, 2006, the Company provided for a matching contribution equal to 50 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant’s compensation, to be invested in Company stock. Employees could direct employee contributions to the Plan into Company stock or various investment funds, which are established and monitored by the Company from time to time.

Beginning January 1, 2007, the Company will provide for a basic, non-discretionary, matching contribution equal to 100 percent of the first 3 percent of the active participant’s compensation contributed to the Plan and 50 percent of the next 2 percent of the active participant’s compensation contributed to the Plan. Also beginning in 2007, the Company shall contribute to the Plan on behalf of each active participant a fixed, non-discretionary, contribution percent of his or her compensation for the Plan year known as the retirement account contribution based on the participant’s points that are composed of the sum of the active participant’s age and years of service on the last day of the Plan year. Based on participant’s points, the Company contributed $841,068 in January 2008 which has been recorded as an employer contribution receivable as of December 31, 2007.

The Company may make additional discretionary contributions, however, none were made in 2007.

C.	Participant Accounts. Each participant’s account is credited with participant contributions and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administration expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Top Heavy Contributions, if any, shall be allocated to the account of each Participant who is a Non-Key Employee.

Salary Deferral Portion of Plan - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

D.	Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Through December 31, 2006, the Plan included a graded vesting schedule for matching and discretionary contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Description of Plan, continued

Beginning January 1, 2007, the Company basic matching contribution is immediately 100 percent vested. The retirement account contribution and any discretionary contribution are subject to three-year cliff vesting.

E.	Participant Loans. Participants may borrow from their account balances. The maximum loan to any participant is the lesser of 50% of the participant’s non-forfeitable salary deferral account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. At December 31, 2007, loans to participants were charged interest at rates ranging from 5.25% to 9.75%. Outstanding loans mature in one to ten years. Participant loans as of December 31, 2007 and 2006 were $611,242 and $670,689, respectively.

F.	Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period that does not exceed the participant’s life expectancy. For termination of service due to other reasons, a participant will be eligible to receive the plan assets allocated to the participant’s account which have vested or an equivalent amount in cash. If a participant dies before receiving benefits, his or her beneficiary will receive a lump-sum distribution equal to the participant’s vested account interest. There were no benefits requested, but not paid by the end of the plan year 2007.

G.	Forfeited Accounts. Non-vested Company matching contributions for terminated participants are forfeited by the participant and are used to reduce future employer matching contributions to the Plan. As of December 31, 2007 and December 31, 2006, forfeited non-vested accounts totaled $22,154 and $34,969, respectively.

H.	Plan Expenses. Expenses of the Trustee are charged to participant accounts up to a specific limit per participant account. Expenses above that amount are paid by the Company. Plan expenses paid by the Company were $46,380 for 2007 and $46,234 for 2006.

2.	Summary of Accounting Policies

A.	Basis of Accounting. The accompanying financial statements are prepared on the accrual method of accounting.

B.	Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and change therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

C.	Investment Valuation and Income Recognition. The Handleman Stock Fund was transitioned from a unitized stock fund to a real-time traded stock fund, thus eliminating the short-term cash position. The fair value of the Company stock is determined using the closing market price of the stock on the last business day of the Plan’s year. Mutual funds are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan’s investment custodian, Fidelity Management Trust Company.

The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Handleman Stock Fund, is average cost. The basis on which cost is determined for the Handleman Stock Fund is specific identification.

For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made. No Company stock contributions were made in 2007.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Summary of Accounting Policies, continued

D.	Payment of Benefits. Benefit payments to participants are recorded upon distribution.

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2007	2006
Handleman Stock Fund: 246,804 and 285,320 shares in 2007 and 2006, respectively	n/a	$1,932,541
Spartan U.S. Equity Index Fund: 89,062 and 96,381 shares in 2007 and 2006, respectively	$4,622,320	4,836,375
Fidelity Balanced Fund: 258,549 and 281,034 shares in 2007 and 2006, respectively	5,070,149	5,460,491
Fidelity Retirement Money Market Fund: 3,198,112 and 2,753,268 shares in 2007 and 2006, respectively	3,198,112	2,753,269
Neuberger Berman Genesis Trust Fund: 72,449 and 68,633 shares, in 2007 and 2006, respectively	3,570,310	3,275,857
Fidelity Diversified International Fund: 126,121 and 120,620 shares in 2007 and 2006, respectively	5,032,247	4,456,927
Fidelity ContraFund: 38,071 and 36,077 shares in 2007 and 2006, respectively	2,783,387	2,352,209
Fidelity Value Fund: 18,877 and 21,404 shares in 2007 and 2006, respectively	n/a	1,725,177

During the plan year ended December 31, 2007, the net depreciation in the fair value of investments was comprised of the following:

Handleman Stock Fund	$(1,271,015)
Mutual Funds	927,748

Total net depreciation in fair value of investments	$(343,267)

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

5.	Non-Participant-Directed Investments

The Handleman Stock Fund is an investment option that contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Handleman Stock Fund is as follows:

	2007	2006
Net assets
Handleman Stock Fund	$423,218	$1,932,541

	2007
Change in net assets
Employer contributions	$41,914
Employee contributions	69,264
Net (depreciation)	(1,271,467)
Interest and dividends	22,727
Benefits paid to participants	(177,140)
Interfund transfers	(192,590)
Administrative expenses	(2,031)

	($1,509,323)

6.	Related-Party Transactions

During 2007 and 2006, the Plan had transactions with Handleman Company and Fidelity Investment Company. The amount invested in Handleman Company common stock at December 31, 2007 and December 31, 2006 represents 1 percent and 6 percent, respectively, of total investments. Participant loans also qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	Tax Status

The Internal Revenue Service (“IRS”) has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws by a letter dated November 18, 2004.

On January 31, 2007, Handleman Company submitted the Handleman Company Salary Deferral Plan, as amended and restated effective as of January 1, 2006, to the IRS for a determination letter as to the Plan’s tax qualification. Handleman Company did so in order to preserve its reliance on the Plan’s existing IRS determination letter. The submission was within the Plan’s ‘on-cycle’ filing deadline as determined under applicable IRS guidance.

8.	Risks and Uncertainties

The Plan’s invested assets consist of stocks, mutual funds, and other investment securities. These assets are exposed to various risks such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities, and the level of uncertainties related to changes in the value of securities, it is at least possible that changes in risks in the near term would materially affect participants’ account balances and the related statements of net assets available for benefit.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

9.	Subsequent Event

In June 2008, Handleman Company, the Plan Sponsor, announced plans to significantly reduce its U.S. operations. While the Board of Directors has not yet decided to terminate the Plan, there is a reasonable possibility that Plan termination may occur during 2008. When a decision to terminate the Plan is made, the Plan will change its basis of accounting from the ongoing plan basis used in presenting the 2007 financial statements to a liquidation basis in accordance with accounting principles generally accepted in the United States of America.

Although it has not expressed any intent to do so, the Company has reserved the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

In June 2008, Handleman Company discovered that the Plan was not in compliance with the general discrimination test rules for plan year 2007. The Company fully corrected this non-compliance issue by making a contribution to the Plan for 94 non-highly compensated employees in the amount $14,070.

Supplemental Schedule

Handleman Company Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c ) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Handleman Company	Handleman Stock Fund	$2,944,414	$423,218

		Money Market Funds
*	Fidelity Management Trust Company	Retirement Money Market Portfolio	**	3,198,112

		Bond Funds
*	Pacific Investment Management Company	Total Return Fund-Administrative Class	**	1,051,698

		Balanced/Hybrid Funds
*	Fidelity Management Trust Company	Balanced Fund	**	5,070,149

		Domestic Equity Funds
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	**	4,622,320
*	Neuberger Berman Management Inc.	Genesis Fund - Trust Class	**	3,570,310
*	Fidelity Management Trust Company	Contrafund	**	2,783,387
		Value Fund	**	1,415,985
		Low-Price Stock Fund	**	1,305,118
		Mid-Cap Stock Fund	**	873,446
		Equity-Income II Fund	**	366,956
		Independence Fund	**	727,279
		Small Cap Independence Fund	**	226,035

		International/Global Funds
*	Fidelity Management Trust Company	Diversified International Fund	**	5,032,247

		Freedom Funds
*	Fidelity Management Trust Company	Freedom 2010 Fund	**	596,908
		Freedom 2040 Fund	**	236,495
		Freedom 2020 Fund	**	263,653
		Freedom 2030 Fund	**	245,540
		Freedom 2025 Fund	**	141,544
		Freedom 2035 Fund	**	57,393
		Freedom 2015 Fund	**	45,185
		Freedom 2000 Fund	**	18,088
		Freedom 2045 Fund	**	6,435
		Freedom 2050 Fund	**	5,472
		Freedom 2005 Fund	**	4,016
		Freedom Income Fund	**	21,001

*	Participant	Loans (interest rates range from 5.25% to 9.75%) and maturing in 1 to 10 years	**	611,242

				$32,919,232

*	These investments are with party-in-interest
**	Cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By:	/s/ Mark J. Albrecht
Mark J. Albrecht
Senior Vice President Human Resources and Organizational Development
Handleman Company

Date: June 26, 2008